UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bill.com Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

090043100
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090043100

1	NAMES OF REPORTING PERSONS
Napier Park Global Capital (US), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,750

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,750

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,750

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 090043100

1	NAMES OF REPORTING PERSONS
Manu Rana

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
75,729

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
75,729

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,729

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.09%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a).	Name of Issuer:
Bill.com Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1810 Embarcadero Road, Palo Alto, California 94303

Item 2(a).	Names of Persons Filing:
This statement is filed by Napier Park Global Capital (US), L.P.  (“US LP”) and Manu Rana (“Mr. Rana,” and together with US LP, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:
For each Reporting Person:

280 Park Avenue, 3rd Floor, New York, New York 10017

Item 2(c).	Citizenship:
For Mr. Rana, the United States of America. For US LP, Delaware.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.00001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:
090043100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G/A.

US LP directly holds 3,750 shares of Common Stock. Mr. Rana directly holds 75,729 shares of Common Stock.

The Reporting Persons filed Schedule 13G dated December 31, 2019 together with Ten Coves Capital I, LP (f/k/a Financial Partners Fund I, L.P.), Ten Coves Capital I GP, LLC (f/k/a Napier Park Global Capital GP LLC), and Steven Piaker, who are no longer affiliated with the Reporting Persons, no longer share joint voting and dispositive power over shares of Common Stock with the Reporting Persons, and will report any shares of Common Stock in their ownership by filing a separate Schedule 13G/A.

The percent of class for each Reporting Person was calculated based on 82,282,165 shares of Common Stock of the Issuer outstanding as of January 28, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 5, 2021 for the period ended December 31, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ⌧.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

NAPIER PARK GLOBAL CAPITAL (US), L.P.

By:	/s/ Jeffrey Traum

Name:	Jeffrey Traum
Title:	Managing Director

/s/ Manu Rana
Manu Rana

EXHIBIT 1

AGREEMENT

The persons below hereby agree that the Schedule 13G/A to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G/A, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Date: February 12, 2021

NAPIER PARK GLOBAL CAPITAL (US), L.P.

By:	/s/ Jeffrey Traum

Name:	Jeffrey Traum
Title:	Managing Director

/s/ Manu Rana
Manu Rana